UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________

Commission file number 000-22754

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Urban Outfitters, Inc. 401(k) Savings Plan

Philadelphia, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at the end of year) as of December 31, 2024, and the schedule of delinquent participant contributions for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2011.

Philadelphia, Pennsylvania

June 18, 2025

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2024 AND 2023

	December 31,
	2024	2023
Assets
Investments, at fair value (see Note 3)	$415,726,920	$346,792,374
Receivables:
Notes receivable from participants	4,031,289	3,618,688
Total Assets	419,758,209	350,411,062

Liabilities
Refundable contributions	1,415,501	1,897,007
Total Liabilities	1,415,501	1,897,007
Net Assets Available for Benefits	$418,342,708	$348,514,055

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2024

Year Ended
December 31, 2024
Additions
Investment income:
Net appreciation in fair value of investments	$56,824,669
Interest and dividends	1,039,261
Total net investment income	57,863,930

Interest income on notes receivable from participants	283,912

Contributions:
Participants	34,622,441
Employer	9,670,876
Rollovers (see Note 1)	2,325,463
Total contributions	46,618,780
Total additions	104,766,622

Deductions
Benefits paid to participants	(34,407,170)
Administrative expenses	(530,799)
Total deductions	(34,937,969)

Net increase in net assets	69,828,653

Net Assets Available for Benefits
Beginning of year	348,514,055
End of year	$418,342,708

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

1.
Description of Plan

The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Urban Outfitters, Inc. (the “Company”) that have attained age 18. Eligible employees are able to participate in the Plan upon completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is administered by a committee consisting of members appointed by the board of directors of the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the recordkeeper and custodian. State Street Global Advisors has been retained to serve as Independent Fiduciary for Urban Outfitters, Inc. common stock.

Contributions

Subject to certain limitations as outlined in the Plan documents, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. The Plan permits participants to make both pre-tax and certain after-tax (Roth) deferral contribution amounts. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed 12 months of continuous service. For the year ended December 31, 2024, the Company made matching contributions equal to 50% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts. The Plan does not accept rollovers of after-tax employee contributions. The Plan accepts rollovers of designated Roth contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s contributions and an allocation of plan investment earnings (losses), and charged with withdrawals, distributions and fees. Participant accounts are charged quarterly with an allocation of administrative expenses that are paid by the Plan. Participant administrative expenses are based on a fixed flat fee. Allocations are based on account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Except as limited by the Company’s Insider Trading Policy and applicable laws, participants may change their investment options at any time.

Vesting

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures

Participants forfeit non-vested Company contributions if their employment is terminated. Forfeited non-vested Company contributions are used first to pay administrative expenses of the Plan and then to reduce the Company’s contributions. As of December 31, 2024 and 2023, the Plan had forfeitures of approximately $2,000 and $3,000, respectively, available to pay administrative expenses or reduce future Company contributions. Forfeitures of approximately $671,000 were used to pay both administrative expenses and reduce Company contributions of the Plan for the year ended December 31, 2024.

Notes Receivable from Participants

Participants may borrow from their vested accounts up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions. Participants may only have one loan outstanding at a given time. A participant with an existing loan may not apply for another loan until 10 calendar days following the date that the existing loan is paid in full.

Payment of Benefits

A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1⁄2, may elect to receive in-service distributions. Financial hardship withdrawals are permitted with self-certification of financial hardship by the participant in accordance with the SECURE 2.0 Act.

Funding Policy

The Company remits employee deferral and Company matching contributions to the Plan on a bi-weekly basis.

2.
Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments which are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of the Company.

Valuation of Investments

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements,” for a discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the net realized gains and the unrealized appreciation on these investments. Investment related expenses are included in net appreciation of fair value of investments.

Administrative Expenses

Administrative expenses are calculated on a quarterly basis using a fixed fee formula based on participant headcount. Administrative expenses are subject to offset for revenue received from investments based on average quarterly assets. Any remaining balance, after the application of the offsets, is charged to participants’ accounts on a quarterly basis. Certain expenses of maintaining the Plan are paid for by the Company and are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the recordkeeper deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

3.
Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

• Level 1: Observable inputs based upon quoted market prices for identical assets or liabilities within active markets.

• Level 2: Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

• Level 3: Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried by the Plan as of December 31, 2024 and 2023. The Plan has described below, the methodology used to measure each major category of investment assets.

• The Urban Outfitters, Inc. common stock fund is tracked on a unitized basis and is an employer stock fund. The fund consists of Urban Outfitters, Inc. common stock. Unitization of the fund allows for daily trades. Urban Outfitters, Inc. common stock is valued at the quoted market price from a national securities exchange which represents fair value. The Urban Outfitters, Inc. common stock fund is classified within Level 1 of the valuation hierarchy.

• Mutual funds are valued at the daily closing price as reported by the fund based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of the shares held by the Plan and are classified within Level 1 of the valuation hierarchy.

• Interest-bearing deposits are valued at carrying value, which approximates fair value, and are classified within Level 1 of the valuation hierarchy.

• Common collective trusts are valued using the net asset value (NAV) per share provided by the investment fund’s trustee and is determined by the fair value of the underlying assets less its liabilities within the portfolio. NAV is used as a practical expedient to estimate fair value. All common collective trusts are direct filing entities.

The preceding methods described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of investment assets as of December 31, 2024 and 2023 by type of asset and by the valuation hierarchy described above. The Plan had no assets that were classified as Level 2 or 3 as of December 31, 2024 and 2023.

	Fair Value Measurements at
	December 31, 2024
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$16,228,420	$16,228,420
Mutual funds	17,555,241	17,555,241
Interest-bearing deposits	1,847	1,847
Total investments	$33,785,508	33,785,508
Common collective trusts measured at NAV*		381,941,412
Total investments at fair value		$415,726,920

	Fair Value Measurements at
	December 31, 2023
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$11,702,366	$11,702,366
Mutual funds	67,382,546	67,382,546
Interest-bearing deposits	1,627	1,627
Total investments	$79,086,539	79,086,539
Common collective trusts measured at NAV*		267,705,835
Total investments at fair value		$346,792,374

* Certain investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2024 and 2023.

Redemption
				Frequency	Redemption
	Fair Value	Fair Value	Unfunded	(if currently	Notice
Investment Type	12/31/2024	12/31/2023	Commitments	eligible)	Period
Common collective trusts	$381,941,412	$267,705,835	N/A	Daily	Daily

Effective July 12, 2024, the Fidelity International Index mutual fund was transferred to the Spartan International Index common collective trust and the Fidelity Total Market Index mutual fund was transferred to the Spartan Total Market Index common collective trust. See Note 6, “Related Party and Party-in-Interest Transactions,” for further discussion.

The Galliard Stable Return Fund requires for withdrawals directed by the Plan Sponsor, not the participants, to be preceded by a 12-month written notice.

4. Refundable Contributions

In order to satisfy the relevant non-discrimination provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2024 and 2023 were $1,415,501 and $1,897,007, respectively. Refunds are issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6. Related Party and Party-in-Interest Transactions

Certain plan investments qualify as related party and party-in-interest transactions. These include shares of the Company’s common stock, interest-bearing deposits and mutual funds.

The investments held in Urban Outfitters, Inc. common stock were $16,228,420 and $11,702,366 as of December 31, 2024 and 2023, respectively, which comprised approximately 4% and 3% of net assets available for benefits as of December 31, 2024 and 2023, respectively.

The Plan holds interest-bearing deposits (Fidelity Cash Reserves Fund) and select mutual funds managed by Fidelity. At December 31, 2024 and 2023, the Plan held $1,847 and $1,627, respectively, of the Fidelity Cash Reserves Fund. No mutual funds were managed by Fidelity as of December 31, 2024. The total balance of mutual funds managed by Fidelity as of December 31, 2023 was $50,206,135.

Notes receivable from participants represent a portion of the Plan’s receivables. These transactions also qualify as party-in-interest transactions. Notes receivable from participants to the Plan were $4,031,289 and $3,618,688 as of December 31, 2024 and 2023, respectively.

7. Tax Status

The Plan is based on Fidelity Management & Research Co.’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangements (“CODA”). The Internal Revenue Service (“IRS”) ruled on June 30, 2020 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administration believes that the Plan is designed and is currently being operated, including the adoption of amendments, in compliance with the applicable requirements of the IRC and continues to be tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods currently in progress.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9. Late Remittances

During the Plan year ended December 31, 2023, employee withholdings in the amount of $4,872 were not applied to participants’ accounts within the appropriate time period. This transaction constituted a prohibited transaction, as defined by ERISA. Appropriate steps were taken to correct the situation during the Plan year ended December 31, 2024.

10. Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2024, through the issuance of these financial statements and has identified no subsequent events.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2024

(a)	(b)	(c)	(d)
		DESCRIPTION OF INVESTMENT
		INCLUDING MATURITY DATE,
		RATE OF INTEREST,
	IDENTITY OF ISSUE, BORROWER,	COLLATERAL,	CURRENT VALUE
	LESSOR OR SIMILAR PARTY	PAR OR MATURITY VALUE	**
*	Urban Outfitters, Inc	Common Stock Fund	$16,228,420
*	Fidelity Cash Reserves Fund	Interest-Bearing Deposits	1,847
	Galliard Stable Return Fund E	Common Collective Trust	10,570,265
	JP Morgan U.S. Active Core Equity Fund	Common Collective Trust	64,518,486
	Prudential Core Plus Bond	Common Collective Trust	3,886,443
	Spartan International Index Pool Class C	Common Collective Trust	9,064,038
	Spartan Total Market Index Pool Class C	Common Collective Trust	49,574,659
	Vanguard Target Retirement 2020 Trust II	Common Collective Trust	2,884,722
	Vanguard Target Retirement 2025 Trust II	Common Collective Trust	2,464,291
	Vanguard Target Retirement 2030 Trust II	Common Collective Trust	10,228,446
	Vanguard Target Retirement 2035 Trust II	Common Collective Trust	11,325,819
	Vanguard Target Retirement 2040 Trust II	Common Collective Trust	25,618,205
	Vanguard Target Retirement 2045 Trust II	Common Collective Trust	21,031,673
	Vanguard Target Retirement 2050 Trust II	Common Collective Trust	68,436,793
	Vanguard Target Retirement 2055 Trust II	Common Collective Trust	48,190,070
	Vanguard Target Retirement 2060 Trust II	Common Collective Trust	27,495,950
	Vanguard Target Retirement 2065 Trust II	Common Collective Trust	6,458,013
	Vanguard Target Retirement 2070 Trust II	Common Collective Trust	157,849
	Vanguard Target Retirement Income Trust II	Common Collective Trust	3,566,305
	William Blair Small-Mid Cap Growth Fund	Common Collective Trust	16,469,385
	American Funds Euro Pacific Growth Fund	Mutual Fund	9,352,638
	Vanguard Inflation Protected Securities Fund	Mutual Fund	884,548
	Vanguard Total Bond Market Fund	Mutual Fund	7,318,055
			415,726,920
*	Participant Loans	Interest rates ranging from 4.25% to 9.50%; various maturities through August 2039	4,031,289
			$419,758,209

* Party-in-interest as defined by ERISA

** Cost information is not required for participant directed investments and therefore, is not included

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Total that Constitute Nonexempt Prohibited Transactions
TOTAL FULLY
		CONTRIBUTIONS	CONTRIBUTIONS	CORRECTED UNDER
	CONTRIBUTIONS NOT	CORRECTED	PENDING	VFCP AND
	CORRECTED	OUTSIDE VFCP*	CORRECTION IN VFCP*	PTE 2002-51**
Participant Contributions transferred late to the Plan	$—	$—	$—	$4,872

* Voluntary Fiduciary Correction Program

** Prohibited Transaction Exemption 2002-51

Exhibit Index

Exhibit Number	Description

23.1*	Consent of BDO USA, P.C.

* Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters, Inc. 401(k) Savings Plan

Date: June 18, 2025	By:	/s/ MELANIE MAREIN-EFRON
Melanie Marein-Efron Plan Administrator